SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           Notification of Late Filing

                                                  Commission File Number 0-18224


               (Check  one):  |X| Form  10-K and Form  10-KSB
                              |_| Form 11-K
                              |_| Form 20-F
                              |_| Form 10-Q and Form  10-QSB
                              |_| Form N-SAR For period ended June 30, 1997

         |_|        Transition Report on Form 10-K and 10-KSB
         |_|        Transition Report on Form 20-F
         |_|        Transition Report on Form 11-K
         |_|        Transition Report on Form 10-Q and Form 10-QSB
         |_|        Transition Report on Form N-SAR

               For the transition period ended June 30, 1997.

       Nothing in this form shall be  construed  to imply that the  Commission
has  verified  any  information   contained herein.

       If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I

                             REGISTRANT INFORMATION


         Full name of registrant            Gourp V Corporation

         Former name if applicable          NuOasis Gaming, Inc.

         Address of principal executive office (Street and Number)

                                             515 15th Street

         City, State and Zip Code          San Francisco, California  94103

                                     PART II

                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate boxes.)

     |_| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     |X| (b) The subject annual report, semiannual report, transition report on Forms 10-K, 10- KSB, 20-F, 11-K or Form N-SAR, or portions thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      |X| (c) The accountant's statement or other exhibit required by Rule 12b-25(c)has been attached if applicable.



                                    PART III

                                    NARRATIVE

                See Part IV and attached accountant's statement.



                                     PART IV

                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

       Joseph Monterosso         (415)                   575-0222
        (Name)                (Area Code)                (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter periods that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                               |X| Yes   |_|  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |X| Yes |_| No

During the fiscal year ended June 30, 1997, the Registrant acquired National Pools Corporation ("NPC"), a developer of a group play system in state lotteries in the United States and foreign countries. As a result, it is anticipated that the earnings statements will reflect NPC related acquisition costs and expenses resulting in a change in earnings from the prior year. The Registrant anticipates that such costs and expenses will aggregate approximately $2,000,000.



              Group V Corporation (formerly, NuOasis Gaming, Inc.)
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: September 27, 1996                     By:/s/ Joseph Monterosso
                                             Joseph Monterosso, Chairman and CEO

                               HASKELL & WHITE LLP
                          Certified Public Accountants
                                4901 Birch Street
                             Newport Beach CA 92660
                   Telephone (714) 833-8312 Fax (714) 833-9421


                               September 29, 1997



Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Gentlemen:

This letter is written in response to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934 and in satisfaction of item (c) of Part II of Form 12b-25.

We are the independent auditors of Group V Corporation (formerly, NuOasis Gaming, Inc.) (the "Registrant"). The Registrant has stated in Part III of its filing Form 12b-25 that it is unable to timely file, without unreasonable effort or expense, its Annual Report on Form 10- KSB for the year ended June 30, 1997 because our firm has not yet completed our audit of the financial statements of the Registrant for the year ended June 30, 1997, and is therefore unable to furnish the required opinion on such financial statements.

We hereby advise you that we have read the statement  made by the  Registrant in
Part III of its filing on Form 12b-25 and agree with the statement made therein. We are unable to complete our audit of the Registrant's financial statements and furnish the required opinion for a timely filing because the Registrant has effected several significant transactions subsequent to June 30, 1997, and, as a result, we have not yet had sufficient time to complete the auditing procedures which we consider necessary in the circumstances.


                                                   Very truly yours,



                                                   /s/ HASKELL & WHITE LLP
                                                   Certified Public Accountants